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                     [LETTERHEAD OF ALLIANCE IMAGING, INC.]


                                 March 27, 2001


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 90549
Attn:    Mr. Jeffrey P. Riedler, Assistant Director
         Mr. N. Sean Harrison, Esq.

         Re:    Alliance Imaging, Inc.
                Application for Withdrawal of Registration Statement on Form S-1 Commission File No. 333-56398

Ladies and Gentlemen:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Alliance Imaging, Inc. (the "Company") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits thereto, Commission File No. 333-56398 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on March 1, 2001.

         The Company requests withdrawal of the Registration Statement because, due to uncertain market conditions, it does not intend to conduct the public offering of senior subordinated notes contemplated in the Registration Statement at this time. No senior subordinated notes have been sold under the Registration Statement.

         If you have any questions regarding the foregoing application for withdrawal, please contact Greg Rodgers or Tom Mattei of Latham & Watkins, legal counsel to the Company in connection with the Registration Statement, at (213) 485-1234.

                                           Sincerely,

                                           Alliance Imaging, Inc.

                                           /s/ Russell D. Phillips

                                           Russell D. Phillips
                                           General Counsel and Secretary

cc:      James P. Beaubien
         John White